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MAY 30 2017
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SE 17009756 ION

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FOR PUBLIC RELEASE

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-69218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JM Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2500 Plaza 5, 25th Floor, Office No. 2558
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Abbruzzese 516-858-4766
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nikhil Mehra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JM Financial Securities, Inc., as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

SUBSCRIBED AND SWORN TO BEFORE ME THIS 24 MAY 2017 DAY BY NIKHIL MEHRA

'MUMBAI INDIA'

(Signature)

Daniel D. Fenech
Vice Consul
United States of America

REPUBLIC OF INDIA
STATE OF MAHARASHTRA
CITY OF MUMBAI } SS
CONSULATE GENERAL OF THE
UNITED STATES OF AMERICA

Co-Chief Executive Officer
(Title)

(Notary Public)

This report ** contains (check all applicable boxes): Page(s)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. 2
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ Notes to the Statement of Financial Condition 3-7
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- ☐ (p) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

JM Financial Securities, Inc.

Statement of Financial Condition
March 31, 2017, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, New York 10112
USA
Tel: (212) 436-5000
Fax: (212) 436-2000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JM Financial Securities, Inc.

We have audited the accompanying statement of financial condition of JM Financial Securities, Inc. (the "Company") as of March 31, 2017, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of JM Financial Securities, Inc. as of March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 4, the activities of the Company include significant transactions with JM Financial Institutional Securities Limited and its affiliates that may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

May 24, 2017

JM Financial Securities, Inc.
Statement of Financial Condition
March 31, 2017

Assets	
Cash	$ 273,803
Certificates of deposit	1,051,575
Accounts receivable	44,000
Prepaid expenses and other assets	21,655
Related party receivables	266,265
Total assets	$ 1,657,298
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 289,893
Related party payables	154,328
Total liabilities	444,221
Commitments and Contingencies	
Stockholder's Equity	
Common stock, $0.01 par value, authorized, issued and outstanding, 16,500 shares	165
Additional paid-in capital	1,649,835
Accumulated deficit	(436,923)
Total stockholder's equity	1,213,077
Total liabilities and stockholder's equity	$ 1,657,298

See accompanying notes to the statement of financial condition

1. Organization

JM Financial Securities, Inc. (the "Company"), incorporated in the State of Delaware on June 19, 2012, is a wholly owned subsidiary of JM Financial Overseas Holdings, Pvt. Ltd. (the "Parent") and is an indirect wholly owned subsidiary of JM Financial Limited (the "Ultimate Parent"). Beginning June 15, 2015, the Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company began business operations on February 1, 2016 and its operations consist of marketing and distribution of research reports of companies primarily headquartered in India and Southeast Asia. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of transactions facilitated by an affiliate in India, JM Financial Institutional Securities Limited ("JMFISL") for securities traded in Indian stock markets.

2. Significant accounting policies

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company's cash balance is held with a large global financial institution.

Fair value of financial instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fixed Assets and depreciation
Fixed assets are carried at cost less accumulated depreciation. There are no fixed assets capitalized during the year.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's statement of financial condition only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the statement of financial condition as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

The Company files income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the period before 2014. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect the total amount of unrecognized tax benefits will materially change over the next twelve months.

New Accounting Pronouncements
FASB issued ASU 2014-15: Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The amendments in this Update provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company has evaluated the impact of the adoption of this accounting standards update on its statement of financial condition and concluded there was no impact to the statement of financial condition or disclosures upon the adoption of the ASU.

FASB issued ASU 2014-09, Revenue from Contracts with Customers, which supersedes existing accounting standards for revenue recognition and creates a single framework. The standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The new guidance is effective for the fiscal years beginning after December 15, 2017. The Company is currently evaluating the potential impact on its statement of financial condition and the related disclosures, as well as the available transition methods.

3. Financial Assets and Liabilities Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Statement of Financial Condition.

The carrying value of cash, accounts and related party receivables, and accrued expenses and related party payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity, and are payable on demand.

Financial instruments not measured at Fair Value at March 31, 2017:

			Fair Value Measurement		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets:					
Cash	$ 273,803	$ 273,803	$ 273,803	$ -	$ -
Certificates of deposit	$ 1,051,575	$ 1,051,575	$ -	$ 1,051,575	$ -
Accounts receivable	$ 44,000	$ 44,000	$ -	$ 44,000	$ -
Prepaid expenses and other assets	$ 21,655	$ 21,655	$ -	$ 21,655	$ -
Related party receivables	$ 266,265	$ 266,265	$ -	$ 266,265	$ -
Financial Liabilities:					
Accrued expenses and other liabilities	$ 289,893	$ 289,893	$ -	$ 289,893	$ -
Related party payables	$ 154,328	$ 154,328	$ -	$ 154,328	$ -

4. Related Party Transactions

The Company earned services income in accordance with its service agreement entered into with JMFISL on September 27, 2016. The agreement calls for JMFISL to pay the Company a fee equivalent to all normal recurring expenses plus a mark up of 12%. The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the

conditions that would have existed if the Company had operated as an unaffiliated business. For the year ended March 31, 2017, the Company has a related party receivable of $266,265 at March 31, 2017. The Company has a related party payable balance of $154,328 at March 31, 2017. This balance is research fees payable to JMFISL.

5. Lease Commitments and contingencies

Lease commitments

The Company is obligated under a 1 year non-cancelable operating lease for its office facility in New Jersey, expiring in 2017. The lease agreement is subject to escalations for increase in taxes and other operating costs. The future minimum lease payment under the agreement is $9,695.

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results from these examinations will not materially affect the Company's financial position. There is currently no pending litigation against the Company.

6. Deferred Tax Assets

Deferred tax assets as of March 31, 2017 consist of the following:

Current Deferred Tax Assets	
Accruals	19,753
Gross Current Deferred Tax Assets	19,753
Non-Current Deferred Tax Assets	
Intangible Assets	118,319
Fixed Assets	-
Net Operating Loss Carryforwards	10,438
Tax Credit Carryforwards	-
Other	19,073
Gross Non-Current Deferred Tax Assets	147,830
Total Gross Deferred Tax Asset	$167,583
Valuation Allowance	($167,583)
Net Deferred Tax Assets	$0

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. The Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty as to whether such assets will be realized. The valuation allowance is due primarily to the capitalization of and amortization of start-up costs and generation current year net operating losses.

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded, as such, there were no reserves recorded for uncertain tax positions for the Company's open tax years (2014-2017). In addition, the Company does not believe that it has

any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months. Substantially all current and deferred taxes are offset with all other intercompany balances with the Parent.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2017, the Company had net capital of $873,711, which was $623,711 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company does not clear or otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

8. Subsequent Events

The Company evaluates subsequent events since March 31, 2017 through the date of issuance of the report, and has determined that no additional items require disclosure.